02037316

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

RECD S.E.C.
MAY 22 2002
1086

P.E
5-1-02

For the month of May, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

-Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

PROCESSED
JUN 07 2002
P
THOMSON
FINANCIAL

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management's views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Press Release

Ondeo (SUEZ) wins CAN$ 465 million Design, Build and Operate (DBO) wastewater treatment contract, the largest of its kind in North America

New facilities to clean up Halifax Harbour

Paris, May 21, 2002 – Ondeo, the water division of SUEZ, announced today that it has reached an agreement in principle to design, build and operate three wastewater treatment plants and to design and build a wastewater collection system, treating wastewater for the 380,000 residents of Halifax, Nova Scotia in Canada. The agreement will include a 30-year partnership to operate and maintain the wastewater treatment plants. The total net present value of the entire project represents more than CAN $ 465 million (US $ 295 million) including capital expenditures of CAN $ 262 million (US $ 166 million) and is the largest project of its kind in scope and size in North America. The agreement will be subject to the satisfaction of two conditions precedent, namely regulatory approval and financing.

Ondeo was selected through a rigorous Request For Proposal process undertaken by the Halifax Regional Municipality to maximize the environmental benefits of the project for Halifax Harbour and increase the economic benefits for Nova Scotia.

Ondeo formed a group of local partners under the leadership of its subsidiary United Water – one of the leading water service providers in North America – and Ondeo Degrémont, its business specialized in water treatment plant engineering. The partnership operates under the name "Halifax Regional Environmental Partnership".

"Ondeo assembled a team that brings together unique capabilities in management, design, construction and long-term operation of wastewater services to develop comprehensive, cost- and time-efficient solutions for the Halifax Region," said Jacques Pétry, Chairman and CEO of SUEZ's water division. "We are very pleased to partner with the Halifax Regional Municipality and we are committed to playing an active role in supporting the Region's environmental efforts."

The project will include design, construction, and a 30-year operation and maintenance contract of three wastewater treatment plants in Dartmouth, Halifax and Herring Cove. It also covers the design and construction of a wastewater collection system, which will then be managed by the Halifax Regional Municipality. In addition, Ondeo's proposal includes a bio-solids (sludge) handling and management system offering high value beneficial re-use of sludge extracted at the facilities.

The project is expected to yield extensive environmental, economic, and recreational benefits. Currently, more than 150 million litres of untreated sewage flow into the Harbour every day. Harbour conditions should improve as soon as the project is completed and operations begin.

For the Halifax project, Ondeo brings together the expertise of two of its leading businesses in North America:

- United Water, a wholly owned Ondeo subsidiary, is one of the leading water service providers in North America. It serves 7.5 million people in 16 states in the United States. Founded in 1869, the company operates public-private partnerships for the country's largest cities, including Atlanta, Milwaukee, Jersey City, Washington, D.C., and Indianapolis. Together, Ondeo and United Water were selected earlier this month to manage the entire water and waste water system for Puerto Rico's nearly 4 million people.

- Ondeo Degrémont, the water treatment plant engineering specialist, has been present in Canada since 1960 and has equipped over 500 facilities to date. Ondeo Degrémont has recorded major contract wins in North America, including the largest ultrafiltration drinking water plant in San Antonio (Texas), another in Georgetown (Texas), and sewage treatment plants in Roanoke (Virginia) and in Chateauguay, Laval, and Sherbrooke in Canada. In the 1960s, Ondeo Degrémont won its first contracts in Mexico, where it now has more than 400 references.

Design, Build, and Operate contracts (DBOs), which assign turnkey, construction and operation responsibility to a single party, offer municipalities many advantages, including time and cost efficiencies and improved risk management. In North America, the market for DBOs has been growing steadily over the last few years as municipalities seek solutions for their water-related needs. Through its work on this major project, Ondeo is well positioned to take advantage of this market's growth.

About Ondeo and SUEZ

SUEZ is one of the world's premier services groups, active in Energy, Water, and Waste Services, with 190,000 employees at work in 130 countries, generating revenues of €42.4 billion in 2001. SUEZ (SZE) is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges.

Ondeo, the water division of SUEZ, is the world's premier water-related solutions provider and is present in 130 countries. Ondeo supplies 120 million people with water and wastewater services, provides services to more than 60,000 industrial customers and has built more than 10,000 water-treatment plants worldwide. In North America, Ondeo is the leader in the O&M contract market for water-related services. Ondeo's key businesses are: Ondeo Services (water and waste water services), Ondeo Degrémont (water treatment plant engineering), Ondeo Nalco (industrial process water treatment services), and Ondeo Industrial Solutions (Total Water Cycle Management). Ondeo is a fully owned subsidiary of SUEZ.

www.ondeo.com

Press Contact
Luan Greenwood – Tel +33 1 58 18 44 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : May 21, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.